Filed by Hughes Electronics Corporation
Subject Company – Hughes Electronics Corporation
and General Motors Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

The following letter was distributed to Hughes’ Contributory Retirement Benefit participants, beginning September 19, 2002.

Dear Contributory Retirement Benefit Participant:

We would like to address some recent questions about the special pension “window” for qualifying Contributory Benefit participants of the Hughes Non-bargaining Retirement Plan. As described in the publication distributed at the end of last year, the Hughes Non-bargaining Retirement Plan is being amended to provide that if you (a) are identified for layoff due to the proposed merger with EchoStar within one year after the merger’s Close Date, (b) are laid off within two years after the Close Date, and (c) qualify for severance under the ETA special severance appendix, you will be eligible to elect a special pension “window” that will allow you to enjoy some of the “Magic 75” advantages, even if you haven’t reached your “Magic Date” upon layoff. Eligible participants may elect a lump sum benefit that is the present value (using service as of their layoff date) of their full benefit at their Magic Date. Those who qualify for the special pension window may elect this lump sum value at termination, even if they are under age 55 at that time. Those who are age 50 or older as of the close date can also take advantage of certain retiree medical benefits if retiring under the special pension window. (If you are retiring between ages 50 and 55 you must take self-pay retiree coverage until you turn age 55 in order to be eligible to continue certain Company-paid retiree coverage from age 55 to 65.)

Employees are understandably anxious to know what their special pension window lump sum benefit would be if they are laid off due to a Change in Control and meet the eligibility requirements. However, calculations will not be available until it becomes necessary, if at all, to implement this special pension window provision for you. Please note that:

•	You are not eligible for this benefit unless a qualifying layoff occurs.

•	As a company, we do not provide this type of calculation, which might set false expectations for people who do not become eligible. Historically, we have not provided calculations for the Plan’s existing 50/15 layoff benefit until an actual layoff date is known.

•	You cannot self-select for a qualifying layoff.

•	Management of the new Company will determine layoffs due to Change in Control based on Company strategy and business needs.

If you are selected for a lay-off due to a Change in Control involving EchoStar and become eligible for the special pension window, a personalized statement will be prepared for you. The Spectrum Service Center will be able to provide the information you need. Remember that you never lose vested benefits you have accrued in the Retirement Plan, and that this special pension benefit calculation provides only advantages to your existing benefit that would not otherwise be available in a layoff situation, including the lump sum distribution option.

Thank you for your patience as we await the outcome of our proposed merger. If you become eligible for this special pension window we will make every effort to provide prompt information and assistance to help you make a smooth, successful transition.

Sincerely,

Pamela Hymel, M.D.
Vice President, Human Resources

*          *           *

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.